

May 22, 2015

James L. Dolan
Executive Chairman
MSG Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

> **Re: MSG Spinco, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed May 8, 2015**
> **File No. 001-36900**

Dear Mr. Dolan:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2015 letter.

Form 10

Item 15. Financial Statements and Exhibits

1. We note your response to our prior comment 1 that you will provide textual disclosure regarding the amount of revenue to be received under the Rights Agreement. So that we may better understand the context of this disclosure, please tell us the current portion of MSG Sports revenue that is derived from telecast rights, both with MSG Media and with the NBA and NHL.

Exhibit 99.1

Management's Discussion and Analysis, page 62

Critical Accounting Policies, page 107

Goodwill, page 107

2. Please tell us how you determined your reporting units for evaluating goodwill impairment (e.g., operating segments or components) in accordance with ASC 350-20-35. In this regard, please tell us whether discrete financial information is available for the business activities (i.e. sports franchises, venues, arenas, entertainment events, etc…) that comprise your MSG Sports and Entertainment operating segments, and whether the operating results are reviewed regularly by segment management. If so, and you aggregate more than one component into a single reporting unit, please provide the specific facts and circumstances supporting a conclusion that aggregation is appropriate pursuant to ASC 350-20-35-35.

Combined Financial Statements

Combined Statements of Operations, page F-4

3. We note that you earn revenue from ticketing, concessions and merchandising, licensing and rentals among other revenue streams; however, your statements of operations reflect only revenues in the aggregate. In this regard, please tell how you considered the guidance outlined in Rule 5-03(b)(1) of Regulation S-X and why you believe your presentation of revenues in the aggregate is appropriate. Alternatively, please revise to comply by stating separately net sales from tangible products, services, rentals, and other revenues. Should you revise your revenue presentation, costs of revenues should also be revised to comply with Rule 5-03(b)(2) of Regulation S-X.

Notes to Combined Financial Statements

Note 18: Segment Information, page F-43

4. We note your response to prior comment 23 that the difference are due to the methodology used with regard to shared costs historically incurred by MSG and allocated to its three historical segments. In this regard, please provide a reconciliation of the differences in AOCF and operating income between MSG's historical Sports and Entertainment segments and your reportable segments. For each reconciling item, please include the nature of the shared cost historically incurred by MSG and/or MSG's historical Sports and Entertainment segments that were included or excluded for purposes of your carve out financial statements and why you believe your treatment was appropriate.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: John Mead
        Sullivan & Cromwell LLP